Exhibit 99.1

WESTERN COPPER AND GOLD WELCOMES FEDERAL FUNDING FOR B.C.-YUKON GRID CONNECT PROJECT

WHITEHORSE, YT, Sept. 23, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) welcomes the recent announcement by Natural Resources Canada ("NRCan"), conditionally approving C$40 million in federal funding to undertake pre-feasibility activities to advance a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia. This funding would be provided through the Critical Minerals Infrastructure Fund ("CMIF").

The announcement was made on September 20, 2024, by the Honourable Jonathan Wilkinson, Minister of Energy and Natural Resources, with the Honourable Josie Osborne, British Columbia's Minister of Energy, Mines and Low Carbon Innovation, and the Honourable Ranj Pillai, Premier of the Yukon.

The government announcement stresses the importance of investments in critical minerals infrastructure to enable Canada to seize the generational opportunity to transition to a low-carbon economy and capitalize on the country's rich mineral resources.

As discussions around the grid connection evolve, the Casino Copper-Gold Project's ("Casino" or the "Project") future energy demand could play an important role in shaping strategic investments that enhance connectivity, providing lasting benefits for the Yukon and its communities.

Sandeep Singh, Chief Executive Officer, stated: "This is a meaningful step toward advancing much-needed energy infrastructure in the Yukon, with potential to support Canada's broader focus on improving the environmental performance and sustainability of critical mineral development.

While Casino's feasibility study demonstrates a highly viable project using liquefied natural gas power, a potential future pathway to hydro grid power would be transformative, allowing the Project's critical minerals to be produced while minimizing its carbon footprint."

NRCan's full announcement can be found at https://www.canada.ca/en/natural-resources-canada/news/2024/09/canada-announces-significant-funding-to-unlock-more-critical-minerals-development-in-northern-british-columbia-and-the-yukon.html.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: mineral resource and reserve estimation; mine plan and operations; internal rate of return; sensitivities; net present value; potential recoveries; design parameters; economic potential; processing mineralized material; the potential of robust economics at Casino; advancing the Project through additional engineering and towards the next step in permitting and submission of an environmental and socio-economic effects statement; key changes to the TMF design; increases to the gold recovery in the heap leach; potential economic returns from the Project; estimated initial capital investment costs; estimated operating costs; estimated mining costs; development of the airstrip and all weather access road; anticipated concentrate handling service charges; developing and operating the Project in a safe, ethical and socially-responsible manner; plans for further development and securing the required permits and licenses for further studies to consider operation; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CNW 06:30e 23-SEP-24